                                   EXHIBIT 12



                       RATIO OF EARNINGS TO FIXED CHARGES*


                                   FISCAL YEAR


                                                 1996           1997         1998         1999           2000
                                               --------       -------      -------      --------       --------
                                                                   (dollars in thousands)
Income before income taxes
     and extraordinary items                   $(20,232)      $ 5,837      $ 3,076      $(23,386)      $(45,755)
Fixed charges:
     Interest expense                            14,843        13,893       12,249        12,408         11,053
     Amortization of debt expense                   582           606          510           502            499
                                               --------       -------      -------      --------       --------
     Total fixed charges                       $ 15,425       $14,499      $12,759      $ 12,910       $ 11,552
                                               ========       =======      =======      ========       ========
Income before income taxes, extraordinary
     items and fixed charges                   $ (4,807)      $20,336      $15,835      $(10,476)      $(34,203)
                                               ========       =======      =======      ========       ========
Ratio of earnings to fixed charges                (0.31)x        1.40x        1.24x        (0.81)x        (2.96)x
                                               ========       =======      =======      ========       ========


* For purposes of calculation of earnings to fixed charges, earnings consist of income before income taxes and extraordinary items, plus fixed charges. Fixed charges consist of interest on all indebtedness, amortization of debt expenses and the estimated interest component of rent expense.


                                       68